1/13

07021829

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Biffa plc

*CURRENT ADDRESS Coronation Road
Cressex, High Wycombe
Buckinghamshire HP12 3TZ England

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 19 2007
THOMSON
FINANCIAL

FILE NO. 82- 35068

FISCAL YEAR 3/31/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☒
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [illegible]

DAT : 3/15/07

BIFFA PLC

DIRECTORS' REPORT AND FINANCIAL STATEMENTS

FOR THE 53 WEEKS ENDED

31 MARCH 2006

ARLS
3-31-06

Company Number : 4081901

BIFFA PLC

REPORT OF THE DIRECTORS

FOR THE 53 WEEKS ENDED 31 MARCH 2006

Directors:	R J Davies (Chairman) – appointed 9 May 2006 M J Bettington D R Knott G M Llewellyn – appointed 1 August 2006 T W J Lowth C S Matthews R C Payne – appointed 1 August 2006 A S Risley – appointed 1 August 2006 R B Tate
Secretary:	K Woodward

PRINCIPAL ACTIVITY

The Biffa group of companies operate waste collection, recycling, treatment, landfill and special waste services with the majority of this being in the UK.

REVIEW OF THE BUSINESS AND FUTURE DEVELOPMENTS

Consolidated turnover for the period was £714.4 million (2005: £631.9 million). The group made a profit before interest of £45.0 million in the period (2005 (restated) : £37.2 million).

Both the level of business and the year end financial position were satisfactory, and the directors expect that the level of activity will increase in the foreseeable future.

FINANCIAL RESULTS AND DIVIDEND

	2006 £m	2005 Restated £m
Profit before interest and taxation	46.1	38.5
Net interest and similar charges	(21.5)	(42.0)
Profit/(Loss) before taxation	24.6	(3.5)
Taxation	9.2	(18.4)
Profit/(Loss) after taxation	33.8	(21.9)

FINANCIAL RESULTS AND DIVIDEND (CONTINUED)

An interim dividend of £13.0m (2005: £6.5m) was paid during the period in respect of the company's ordinary shares. This equates to 1.83p (2005: 1.46p) per share. The directors do not propose the payment of a final ordinary share dividend (2005: £nil).

A dividend of £127 (2005: £150) was paid on 20 February 2006 (2005: 25 March 2005) in respect of the company's preference shares. This equates to 2.55p (2005: 3.01p) per share.

On 31 March 2006 the company issued 267,500,000 ordinary shares of £1 each at par to Severn Trent Plc. The proceeds were used to set off against the loan between Biffa Plc and Severn Trent Plc.

On 31 March 2006 5,000 preference shares of £1 each were redeemed. 394,995,000 authorised and unissued preference shares were reclassed into 394,995,000 ordinary shares of £1 each.

POST BALANCE SHEET EVENT

On 4 April 2006, the Board of Severn Trent Plc, the company's ultimate parent company, announced that it intends to demerge the Biffa Plc group. It is expected that the demerger should be completed by the end of October 2006.

DIRECTORS AND THEIR INTERESTS

The directors of the company at the date of this report are shown on page 1. Mr N H Manning resigned on 3 February 2006 and Mr W R A DeJonghe resigned on 30 June 2006. Mr R J Davies was appointed on 9 May 2006, Messrs G M Llewellyn and R C Payne and Mrs A S Risley were appointed 1 August 2006.

All other directors served throughout the year.

No director had any interest in the share capital of the company.

None of the directors had, during the year or at the end of the period, a material interest in any contract of significance to the company's affairs.

Messrs M J Bettington, and C S Matthews are also directors of the ultimate parent company, Severn Trent Plc. Their interests in the shares of Severn Trent Plc and other group companies are disclosed in the financial statements of that company.

DIRECTORS AND THEIR INTERESTS (CONTINUED)

The interests of the other directors at the year end in the share capital of Severn Trent Plc, by way of a beneficial holding or through options to subscribe for shares, according to the register maintained under the provisions of the United Kingdom Companies Act 1985, were as follows:

Beneficial Holdings in Ordinary Shares

	26 March 2005 ordinary shares of $65^{5}/_{19}$p each	31 March 2006 ordinary shares of $65^{5}/_{19}$p each
W R A DeJonghe	-	-
D R Knott	-	-
T W J Lowth	2,756	2,756
R B Tate	14,754	15,447

Share Options under Approved and Unapproved Schemes

	26 March 2005	Exercised during year	Cancelled during year	Granted during year	31 March 2006
T W J Lowth	9,948	-	-	-	9,948
R B Tate	2,974	(693)	-	-	2,281

Share options were granted and are exercisable in accordance with the Severn Trent Share Option Scheme and the Severn Trent Sharesave Scheme as appropriate. Details of prices and periods within which options are exercisable can be found in the financial statements of Severn Trent Plc.

DIRECTORS AND THEIR INTERESTS (CONTINUED)

Messrs D R Knott, T W J Lowth, and R B Tate have further interests in Severn Trent Plc ordinary shares of $65\frac{5}{19}$p each by virtue of having received contingent awards of shares under the Severn Trent Plc Long Term Incentive Plan (the 'LTIP') on 13 August 2003, 15 December 2004 and 5 September 2005. The LTIP operates on a three year rolling basis. The Severn Trent Employee Share Ownership Trust is operated in conjunction with the LTIP. Awards do not vest until they have been held in trust for three years and specific performance criteria have been satisfied. The performance criteria for the awards are based on a combination of Severn Trent Plc's Total Shareholder Return ('TSR') compared to the TSR of a number of other privatised utility companies and Economic Profit targets. The individual interests, which represent the maximum aggregate number of shares to which each individual could become entitled are as follows:

	26 March 2005 Number of ordinary shares of $65\frac{5}{19}$p each	Awards vested during year	Market price at time of vesting (p)	Gain on vesting £000	Awards lapsed during year	Awarded during year	31 March 2006 Number of ordinary shares of $65\frac{5}{19}$p each
D R Knott	16,473	-	-	-	-	7,435	23,908
T W J Lowth	34,061	-	-	-	(10,996)	9,600	32,665
R B Tate	31,457	-	-	-	(9,960)	8,923	30,420

The market price at the time of award on 5 September 2005 was 1,017p.
The performance period for allocations of shares made in 2003 ended on 31 March 2006. Severn Trent Plc's Remuneration Committee has subsequently determined, based on that company's TSR and the Economic Profit targets set for the company, over the three year performance period, that certain of the participants are not entitled to any of the shares allocated. No directors whose interests require disclosure in these financial statements became entitled to any of the shares allocated under the 2003 contingent awards.

EMPLOYEE INVOLVEMENT

The group has its own intranet which forms a major communication channel with employees, in addition to the in-house magazine and regular staff briefings.

Opportunity is given on a regular basis for managers to be questioned by employees at the company's operational centres about matters that concern them. Further employee feedback is obtained through census surveys, and the findings are used to identify and action areas for improvement.

Eligible employees may participate in the Sharesave Scheme and the Pension Scheme.

EMPLOYMENT OF DISABLED PERSONS

It is the policy of the company to give full consideration to suitable applications from disabled persons. Consideration will also be given to employees who become disabled to continue in their employment or to be retrained for other positions in the company.

SUPPLIER PAYMENT POLICY

The company has established policies with regard to the payment of its suppliers. The company agrees terms and conditions under which business transactions with suppliers are conducted. It is company policy that, provided a supplier is complying with the relevant terms and conditions, including the prompt and complete submission of all specified documentation, payment will be made in accordance with agreed terms.

The group had 44 days purchases (2005: 49 days) outstanding at 31 March 2006 based on the average daily amount invoiced by suppliers during the period.

STATEMENT OF DIRECTORS' RESPONSIBILITIES

UK company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. The directors are required to prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the company will continue in business.

STATEMENT OF DIRECTORS' RESPONSIBILITIES (CONTINUED)

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the 53 weeks ending 31 March 2006 and that applicable accounting standards have been followed, subject to any material departures disclosed and explained in the notes to the financial statements.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

USE OF FINANCIAL INSTRUMENTS

The group's activities expose it to a number of financial risks including credit risk and liquidity risk.

Credit risk
The group's principal financial assets are bank balances and cash and trade and other receivables. The group has no significant concentration of credit risk, with exposure spread over a large number of customers and the directors consider that the carrying value of the assets represent their recoverable amount.

Liquidity risk
In order to maintain liquidity to ensure that sufficient funds are available for ongoing operations and future developments, the company uses a mixture of long-term and short-term debt finance.

AUDITORS

A resolution to reappoint Deloitte & Touche LLP as auditors of the company will be proposed at the annual general meeting.

By order of the Board

K.WM

K Woodward
Company Secretary

22 August 2006

INDEPENDENT AUDITORS'REPORT TO THE MEMBERS OF BIFFA PLC

We have audited the group and individual company financial statements (the "financial statements") of Biffa plc for the 53 weeks ended 31 March 2006 which comprise the consolidated profit and loss account, the statement of total recognised gains and losses, the consolidated and individual company balance sheets and the related notes 1 to 25. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report and the financial statements in accordance with applicable United Kingdom law and United Kingdom Generally Accepted Accounting Practice are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant United Kingdom legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view in accordance with the relevant framework and are properly prepared in accordance with the Companies Act 1985. We also report to you if the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the company and other members of the group is not disclosed

We read the directors' report and the other information contained in the annual report for the above year as described in the contents section and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the company and the group, consistently applied and adequately disclosed.

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF

BIFFA PLC (CONTINUED)

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the group's and the individual company's affairs as at 31 March 2006 and of the group's profit for the 53 weeks then ended; and

- the financial statements have been properly prepared in accordance with the Companies Act 1985.

Deloitte & Touche LLP

Deloitte & Touche LLP

Chartered Accountants and Registered Auditors
Birmingham
United Kingdom
22 August 2006

BIFFA PLC

CONSOLIDATED PROFIT AND LOSS ACCOUNT

53 WEEKS ENDED 31 MARCH 2006

	Notes	2006	2005 Restated
		£m	£m
Turnover			
Group and share of joint ventures		714.4	631.9
Less: share of joint venture's turnover		(2.1)	(2.2)
Group turnover	3	712.3	629.7
Cost of sales		(599.5)	(527.2)
Gross profit		112.8	102.5
Distribution costs		(9.2)	(8.7)
Administrative expenses		(59.2)	(57.0)
Other operating income		0.6	0.4
Group operating profit		45.0	37.2
Share of operating profit of joint ventures and associates		1.1	1.3
Profit before interest and taxation		46.1	38.5
Interest receivable and similar income		2.1	1.0
Interest payable and similar charges	4	(23.6)	(43.0)
Profit/(loss) on ordinary activities before taxation	5	24.6	(3.5)
Taxation on profit/(loss) on ordinary activities	7	9.2	(18.4)
Profit/(loss) for the financial period		33.8	(21.9)
Dividends		(13.0)	(6.5)
Retained profit / (loss) transferred to / (from) reserve		20.8	(28.4)

All amounts above relate to continuing operations. In 2006 continuing operations include acquisitions, details of which are given in note 10.

There is no material difference between the profit / (loss) on ordinary activities before taxation and the loss for the period stated above and their historical cost equivalents.

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

FOR THE 53 WEEKS ENDED 31 MARCH 2006

	Notes	2006 £m	2005 Restated £m
Profit/(loss) for the financial period		33.8	(21.9)
Actuarial (loss)/gain on pension schemes	23	(2.8)	2.7
Movement on deferred tax relating to pension liability	23	0.8	(0.8)
Total recognised gains/(losses) for the period		31.8	(20.0)
Change in accounting policy on adoption of FRS17	20	(26.2)	
Total profits recognised since last annual report		5.6	

CONSOLIDATED BALANCE SHEET

AS AT 31 MARCH 2006

	Notes	2006	2005 Restated
		£m	£m
FIXED ASSETS			
Intangible assets – goodwill	10	650.2	691.3
Tangible assets	11	333.9	319.2
Investments in joint ventures			
Share of gross assets	12	1.4	1.2
Share of gross liabilities	12	(0.8)	(0.4)
		0.6	0.8
Other investments	12	0.2	0.2
Total investments		0.8	1.0
Total fixed assets		984.9	1,011.5
CURRENT ASSETS			
Stocks	13	3.2	3.0
Debtors	14	159.4	149.3
Short term investments	15	1.9	3.4
Cash at bank and in hand		21.3	12.0
		185.8	167.7
CREDITORS			
Amounts falling due within one year	16	(330.5)	(143.8)
NET CURRENT (LIABILITIES) / ASSETS		(144.7)	23.9
TOTAL ASSETS LESS CURRENT LIABILITIES		840.2	1,035.4
CREDITORS			
Amounts falling due after more than one year	17	(144.2)	(614.4)
PROVISIONS FOR LIABILITIES AND CHARGES	18	(71.7)	(75.4)
NET ASSETS EXCLUDING PENSION DEFICIT		624.3	345.6
PENSION DEFICIT	23	(22.1)	(29.7)
NET ASSETS		602.2	315.9
CAPITAL AND RESERVES			
Called up share capital	19	711.3	443.8
Profit and loss account	20	(109.1)	(127.9)
TOTAL SHAREHOLDERS' FUNDS	21	602.2	315.9

The financial statements on pages 9 to 47 were approved by the Board of Directors on 22 August 2006 and were signed on its behalf by:

T W J Lowth
..............................Director

COMPANY BALANCE SHEET

AS AT 31 MARCH 2006

	Notes	2006 £m	2005 £m
FIXED ASSETS			
Investments	12	832.0	832.0
CURRENT ASSETS			
Debtors	14	99.2	80.3
Cash at bank and in hand		0.1	0.1
		99.3	80.4
CREDITORS			
Amounts falling due within one year	16	(206.4)	(7.0)
NET CURRENT (LIABILITIES) / ASSETS		(107.1)	73.4
TOTAL ASSETS LESS CURRENT LIABILITIES		724.9	905.4
CREDITORS			
Amounts falling due after more than one year	17	-	(461.2)
NET ASSETS		724.9	444.2
CAPITAL AND RESERVES			
Called up share capital	19	711.3	443.8
Profit and loss account	20	13.6	0.4
TOTAL SHAREHOLDERS' FUNDS		724.9	444.2

The financial statements on pages 9 to 47 were approved by the Board of Directors on 22 August 2006 and were signed on its behalf by:

T W J Lowth
....Director

NOTES TO THE FINANCIAL STATEMENTS

FOR THE 53 WEEKS ENDED 31 MARCH 2006

1 ACCOUNTING POLICIES

a) Basis of accounting

These financial statements are prepared on the going concern basis, under the historical cost convention, and in accordance with the Companies Act 1985 and applicable accounting standards in the United Kingdom. The principal accounting policies are set out below.

The company has adopted FRS17 "Retirement Benefits" in the period. The impact of these changes is set out in note 20.

The adoption of paragraphs 15 to 50 of FRS25 "Financial Instruments: Disclosure and Presentation" and FRS21 "Events after the Balance Sheet Date" have had no impact on current or prior year.

b) Basis of consolidation

The consolidated financial statements include the results of Biffa Plc and its subsidiary and joint venture undertakings for the year ended 31 March 2006.

The results of the subsidiaries, joint venture and associated undertakings are included from the date of acquisition or incorporation, and excluded from the date of disposal. The results of joint venture undertakings are accounted for on a gross equity basis where the company's holding is 50% and the company exercises joint control under a contractual arrangement. The results of associates are accounted for on an equity basis where the company's holding is 20% or more and the company exercises significant influence.

c) Turnover

Turnover represents the income receivable excluding value added tax, trade discounts and intercompany sales, in the ordinary course of business for goods and services provided.

Revenue is not recognised until the services have been provided to the customer.

d) Tangible fixed assets and depreciation

i. Landfill sites

Landfill sites are included within tangible fixed assets at cost less accumulated depreciation. The cost of landfill sites includes the cost of acquiring, developing and engineering sites, but does not include interest. The anticipated total cost of the asset, is depreciated over the estimated life of the site on the basis of the usage of void space. In some circumstances the timing of engineering expenditure and the configuration of a site can lead to depreciation charges exceeding capital expenditure to date. In these circumstances the surplus depreciation is transferred to provisions.

ii. Other tangible fixed assets

Other tangible fixed assets are included at cost less accumulated depreciation. Freehold land is not depreciated. Other assets are depreciated on a straight line basis over their expected lives, which are as follows:

Short leasehold property	Length of lease up to 50 years
Long leasehold property	50 years
Motor vehicles	4-8 years
Plant	5-8 years
Fixtures and office equipment	5-10 years

Assets in the course of construction are not depreciated until commissioned.

e) Leased assets

Where assets are financed by leasing arrangements which transfer substantially all the risks and rewards of ownership of an asset to the lessee (finance leases), the assets are accounted for as if they had been purchased and the fair value of the minimum lease payments are shown as an obligation to the lessor. Lease payments are treated as consisting of a capital element and a finance charge, the capital element reducing the obligation to the lessor and the finance charge being written off to the profit and loss account over the period of the lease in proportion to the capital amount outstanding. Depreciation is charged over the shorter of the estimated useful life and the lease period.

All other leases are accounted for as operating leases. Rental costs arising under operating leases are charged to the profit and loss account on a straight line basis over the lease term.

f) Impairment of goodwill and fixed assets

Impairments of goodwill and fixed assets are calculated as the difference between the carrying value of net assets of income generating units, including where appropriate, investments and goodwill and their recoverable amounts. Recoverable amount is defined as the higher of net realisable value or estimated value in use at the date the impairment review is undertaken. Net realisable value represents the net amount that can be generated through sale of assets. Value in use represents the present value of expected future cash flows discounted on a pre-tax basis, using the estimated cost of capital of the income generating unit.

Impairment reviews are carried out if there is some indication that an impairment may have occurred, or, where otherwise required, to ensure that goodwill and fixed assets are not carried above their estimated recoverable amounts.

Impairments are recognised in the profit and loss account, and where material are disclosed as exceptional.

g) Investments

Investments in subsidiary undertakings in the company balance sheet are held at cost less amounts written off.

h) Stocks

Stocks are stated at the lower of cost and net realisable value and where appropriate are stated net of provisions for slow moving and obsolete stock.

i) Landfill reinstatement costs

Provision for the cost of reinstating landfill sites is made over the operational life of each landfill site and charged to the profit and loss account as the obligation to reinstate the site arises.

j) Environmental control and aftercare costs

Environmental control and aftercare costs are incurred over the operational life of each landfill site and may be incurred for a considerable period thereafter. Provision for all such costs is made as environmental and aftercare liability arises. Long term aftercare provisions are calculated based on the NPV of estimated future costs by applying an appropriate discount rate. The effects of inflation and unwinding of the discount element on existing provisions are reflected in the financial statements as a finance charge.

k) Insurance

Provision is made for claims notified and for claims incurred but which have not yet been notified, based on advice from the group's external insurance advisers.

l) Pension costs

For defined benefit schemes the amounts charged to operating profit are the current service costs and gains and losses on settlements and curtailments. They are included as part of staff costs. Past service costs are recognised immediately in the profit and loss account if the benefits have vested. If the benefits have not vested immediately, the costs are recognised over the period until vesting occurs. The interest cost and the expected return on assets are shown as a net amount of other finance costs or credits adjacent to interest. Actuarial gains and losses are recognised immediately in the statement of total recognised gains and losses.

Defined benefit schemes are funded, with the assets of the scheme held separately from those of the group, in separate trustee administered funds. Pension scheme assets are measured at fair value and liabilities are measured on an actuarial basis using the projected unit method and discounted at a rate equivalent to the current rate of return on a high quality corporate bond of equivalent currency and term to the scheme liabilities. The actuarial valuations are obtained at least triennially and are updated at each balance sheet date. The resulting defined benefit asset or liability, net of the related deferred tax, is presented separately after other net assets on the face of the balance sheet.

For defined contribution schemes the amount charged to the profit and loss account in respect of pension costs and other post-retirement benefits is the contributions payable in the year. Differences between contributions payable in the year and contributions actually paid are shown as either accruals or prepayments in the balance sheet.

The group contributes to the Severn Trent Pension Scheme, Severn Trent Senior Staff Pension Scheme, the Biffa Works Pension Scheme and the UK Waste Pension Scheme (UKWPS). Pension costs are determined actuarially so as to spread the cost of providing pension benefits over the estimated period of employees' pensionable service with the group.

Severn Trent Plc, the ultimate parent company, operates two defined benefit schemes (the 'Severn Trent Pension Scheme' and the 'Severn Trent Senior Staff Pension Scheme'), of which some employees of the group are members.

l) Pension costs (continued)

The group is able to identify its share of underlying assets and liabilities from the Severn Trent Plc's defined benefits schemes and this information has been detailed in note 23. Based on the assumptions adopted for FRS 17, there is a deficit in the Severn Trent Pension Scheme as at 31 March 2006. Further details in relation to this scheme are given in the Severn Trent Plc group accounts.

m) Taxation

Current tax is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Provision is made in full for deferred tax liabilities that arise from timing differences where transactions or events that result in an obligation to pay more tax in the future have occurred by the balance sheet date. Deferred tax assets are recognised to the extent that it is considered more likely than not that they will be recoverable. Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse based on the rates and laws that have been enacted or substantially enacted by the balance sheet date. Deferred tax assets and liabilities are not discounted.

n) Goodwill

Goodwill represents the excess of purchase consideration over the fair value of the separable net assets acquired. Capitalised goodwill is amortised on a straight line basis over its useful economic life. Useful economic lives are currently estimated at 20 years.

o) Pre-contract costs

Pre-contract costs incurred are written off as an expense, until such time as award of the contract becomes virtually certain. These costs are amortised over the life of the contract.

2 CASHFLOW STATEMENT AND RELATED PARTY DISCLOSURES

The company is a wholly-owned subsidiary of Severn Trent Plc and is included in the consolidated financial statements of Severn Trent Plc, which are publicly available. Consequently, the company has taken advantage of the exemption from preparing a cashflow statement under the terms of Financial Reporting Standard 1 (revised 1996). The company is also exempt under the terms of Financial Reporting Standard 8 from disclosing related party transactions with entities that are part of the Severn Trent Plc group of companies.

3 TURNOVER AND PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION

The group's turnover and profit on ordinary activities before taxation is derived entirely from the collection, transport and disposal of industrial, commercial and domestic waste, with the majority of this being in the United Kingdom.

4 INTEREST PAYABLE AND SIMILAR CHARGES

	2006 £m	2005 Restated (Note 20) £m
Finance leases	3.0	3.6
Group interest and similar charges payable	18.3	36.9
Interest on discounted provisions	2.3	2.2
Other financial costs (note 23)	-	0.3
	23.6	43.0

5 PROFIT/(LOSS) ON ORDINARY ACTIVITIES BEFORE TAXATION

	2006 £m	2005 £m
Profit/(loss) on ordinary activities before taxation is stated after charging:		
Depreciation of tangible fixed assets		
- owned assets	46.6	44.7
- assets held under finance lease	11.7	12.4
Amortisation of goodwill	41.6	41.5
Operating lease charges:		
- plant and machinery	8.2	7.4
- other	3.6	3.2
Auditors remuneration:		
- Audit services	0.1	0.2

Included in auditor's remuneration above is £111,000 (2005: £144,000) in respect of the audit of the group and £16,000 (£2005: £16,000) in respect of the audit of the company.

6 EMPLOYEES

Group

	2006	2005 Restated
	£m	£m
Staff costs during the year		
Wages and salaries	131.4	118.2
Social security costs	12.5	9.9
Other pension costs (note 23)	9.5	9.6
	153.4	137.7

The average monthly number of persons (including executive directors) employed by the company during the year was:

	2006 Number	2005 Number
Full time employees	4,992	4,917
Part time employees	72	73
	5,064	4,990

	2006	2005 Restated
	£m	£m
Directors remuneration		
Aggregate emoluments	1.4	1.2

The emoluments disclosed above do not include the directors emoluments of W R A De Jonghe and C S Matthews which were paid by other group companies for their services to the Severn Trent Plc group. It is not practical to determine the amount of these emoluments that relate to services to the Biffa Plc group.

6 EMPLOYEES (CONTINUED)

One of the directors exercised share options in the year (2005: none). Six directors (2005: six) became entitled to receive shares under long-term incentive schemes during the year. Retirement benefits are accruing to six directors (2005: six) under defined benefit schemes.

	2006 £000	2005 £000
Highest paid director		
Aggregate emoluments	410	520
Defined benefit pension scheme		
Accrued pension at end of year	167	152

The highest paid director did not exercise share options but did receive a contingent award of shares under long-term incentive schemes during the year.

Company

The company had no employees in the current or prior periods. The directors' emoluments were paid by another group company.

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

FOR THE 53 WEEKS ENDED 31 MARCH 2006

7 TAXATION ON PROFIT/(LOSS) ON ORDINARY ACTIVITIES

	2006 £m	2005 £m
Current tax:		
Corporation tax at 30%		
Prior year	(2.9)	(6.3)
Group relief at 30%		
Current year	13.5	11.7
Prior year	(21.8)	13.2
Total current tax	(11.2)	18.6
Deferred tax:		
Origination and reversal of timing difference		
Current year	8.5	(0.4)
Prior year	(6.6)	-
Total deferred tax	1.9	(0.4)
Total before joint venture	(9.3)	18.2
Share of joint venture tax	0.1	0.2
Total tax (credit) / charge	(9.2)	18.4

The tax is assessed for the period is lower (2005: higher) than the standard rate of corporation tax in the UK (30%). The differences are explained below:

	2006 £m	2005 Restated £m
Profit/ (Loss) on ordinary activities before tax	24.6	(3.5)
Profit/ (Loss) on ordinary activities multiplied by the standard rate of corporation tax in the UK of 30% (2005: 30%)	7.4	(1.1)
Effects of:		
Expenses not deductible for tax purposes	10.5	12.1
Depreciation for period in excess of capital allowances	(3.4)	1.8
Utilisation of/movement in short term timing differences	(1.0)	(1.1)
Adjustments to tax charge in respect of prior periods	(24.7)	6.9
Total current tax charge for the period	(11.2)	18.6

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

FOR THE 53 WEEKS ENDED 31 MARCH 2006

8 DIVIDENDS

	2006 £m	2005 £m
Equity – ordinary		
Interim paid: 1.83p (2005: 1.46p) per £1 share	13.0	6.5
	13.0	6.5

9 PROFIT ATTRIBUTABLE TO MEMBERS OF THE PARENT UNDERTAKING

As permitted by section 230 of the Companies Act 1985, the profit and loss account of the company has not been presented. The profit after dividends dealt with in the accounts of the company was £13.2m (2005: loss £0.1m).

10 GOODWILL

Group

	£m
Cost	
At 26 March 2005	829.0
Additions	0.1
Other goodwill movements	0.4
At 31 March 2006	829.5
Accumulated amortisation	
At 26 March 2005	(137.7)
Charge for the period	(41.6)
At 31 March 2006	(179.3)
Net book value	
At 31 March 2006	650.2
At 25 March 2005	691.3

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

FOR THE 53 WEEKS ENDED 31 MARCH 2006

10 GOODWILL (CONTINUED)

On 30 December 2005, the group acquired the trade and assets of Mole Valley District Council's commercial waste collection business for cash consideration of £190,000.

The acquisition was accounted for using the acquisition method.

	Book value and fair value £000
Fixed assets	77
	77
Legal fees	10
	87
Cash consideration	190
Goodwill	123

Management have estimated from the date of acquisition to 31 March 2006, the acquisition contributed approximately £113k to turnover and have a profit before interest and tax of approximately £31k. Turnover and profit before interest and tax figures for the prior period were not available.

11 TANGIBLE FIXED ASSETS

Group	Land & buildings £m	Landfill Sites £m	Plant, vehicles & equipment £m	Total £m
Cost				
At 26 March 2005	48.1	243.2	306.2	597.5
Additions	3.1	16.9	56.1	76.1
Acquisitions	-	-	0.1	0.1
Disposals	(0.3)	-	(28.2)	(28.5)
Reallocations	23.1	-	(23.1)	-
Transfer to provisions	-	(0.1)	(0.3)	(0.4)
At 31 March 2006	74.0	260.0	310.8	644.8
Accumulated depreciation				
At 26 March 2005	6.2	130.6	141.5	278.3
Charge for period	2.9	18.2	37.2	58.3
Disposals	(0.2)	-	(27.3)	(27.5)
Reallocations	8.1	-	(8.1)	-
Transfer to provisions	-	1.8	-	1.8
At 31 March 2006	17.0	150.6	143.3	310.9
Net book amount				
At 31 March 2006	57.0	109.4	167.5	333.9
At 25 March 2005	41.9	112.6	164.7	319.2

In the opinion of the directors there is no significant difference between the market value of land and the balance sheet value above.

Included in the land and buildings cost of £74.0m is £9.3m of land which is not being depreciated.

The net book value of tangible fixed assets includes £39.0m (2005: £47.9m) in respect of assets held under finance leases.

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

FOR THE 53 WEEKS ENDED 31 MARCH 2006

11 TANGIBLE FIXED ASSETS (CONTINUED)

Land and buildings and landfill sites at net book value comprise:

	2006		2005	
	Land & buildings £m	Landfill Sites £m	Land & buildings £m	Landfill Sites £m
Freehold	30.1	59.8	22.4	60.6
Long leasehold	9.3	30.0	7.6	29.8
Short leasehold	17.6	19.6	11.9	22.2
	57.0	109.4	41.9	112.6

Capital commitments

	2006 £m	2005 £m
Capital expenditure contracted but not provided for at the year end	6.6	10.6

12 INVESTMENTS

Group

	Joint Ventures £m	Loan £m	Total £m
At 26 March 2005	0.8	0.2	1.0
Distribution of profits	(1.2)	-	(1.2)
Share of retained profit	1.0	-	1.0
At 31 March 2006	0.6	0.2	0.8

The group owns 50% of the ordinary share capital, 500 ordinary shares of £1 each, of Biogeneration Limited, a company incorporated in England and Wales. The remaining 50% is owned by E.On UK Plc, a wholly owned subsidiary of E.On AG. Biogeneration Limited's principal activity is the generation of electricity using methane produced by four of the company's landfill sites.

12 INVESTMENTS (CONTINUED)

Investments in associates at 31 March 2006 comprise the group's share of net assets of Greater Manchester Sites Limited. Greater Manchester Sites Limited's principal activity is the arrangement of the disposal of domestic and trade refuse.

At 31 March 2006 the group owned 50% of the ordinary share capital of Greater Manchester Sites Limited. This holding was sold to Greater Manchester Waste Limited, the holder of the remaining 50%, on 20 April 2006, for an amount equal to its book value.

The loan is to the Isle of Wight Council, is interest free, and is repayable in annual instalments with the final instalment being due in October 2009.

Company

Investment in subsidiaries at cost

	2006 £m	2005 £m
Shares	441.7	441.7
Loans	390.3	390.3
	832.0	832.0

The company wholly owns the ordinary shares of Biffa Corporate Holdings Limited. Its indirectly held subsidiaries are as follows:

a) Companies that traded during the year, the principal activity of each being an intermediate holding company.

Biffa Holdings Limited	
Biffa Holdings (Jersey) Limited	Incorporated in Jersey
Biffa UK Group Limited	
Biffa UK Limited	
Biffa (UK) Holdings Limited	
Biffa Waste Limited	
Reclamation and Disposal Limited	
UK Waste Management Holdings Limited	
Wastedrive Limited	
White Cross Limited	

12 INVESTMENTS (CONTINUED)

b) Companies that traded during the year, the principal activity of each being operating waste management services.

Barge Waste Management Limited	
Biffa Waste Management Limited	
Biffa Waste Services Limited	
Biffa (Land) Limited	Incorporated in Guernsey
Biffa Leicester Limited	
Island Waste Services Limited	
Poplars Resource Management Company Limited	
SCS Contractors Limited	
UK Waste Management Limited	
Wastedrive Manchester Limited	
Biffa Leicester Limited	

c) Non trading companies

A Smith & Sons (Waste Disposal) Limited	
B Holmes Graded Papers Limited	
Biffa Operations Ireland Limited	Incorporated in Ireland
Biffa (Roxby) Limited	
Biffa Environmental Technology Limited	
Biffa Property Holdings Limited	
Biffa (Rock Common) Limited	
Bushscale Limited	
Clarfield Recycling Limited	
Clear Rating Limited	
Descaling Contractors Limited	
Double Serve Limited	
Exclusive Cleansing Services Limited	
First Waste Limited	Incorporated in Guernsey
Fernmead Limited	
Interport Paper Company Limited	
M Joseph & Sons (Birmingham) Limited	
Hales Waste Control Limited	
Loristan Services Limited	
Megastock Limited	
Norwaste Limited	
Photodigit Limited	
Pilmuir Waste Disposal Limited	
Practical Recycling Systems Limited	
R A Johnson (Haulage) Limited	
Rebound Limited	

12 INVESTMENTS (CONTINUED)

c) Non trading companies (continued)

Rent-A-Weld (Wirral) Limited
Richard Biffa Limited
Richard Biffa (Reclamation) Limited
The Withnell Brick & Terra Cotta Co (1912) Limited
Tyneside Waste Paper Company Limited
UK Waste Pension Scheme Trustees Limited
W R Pollard & Son Limited
Waste Gas To Energy Limited
Waste Clearance (Holdings) Limited
Westley Trading Limited
Waterblast Limited

All companies were incorporated in England and Wales except where indicated .

13 STOCKS

Group	2006 £m	2005 £m
Raw materials and consumables	3.2	3.0

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

FOR THE 53 WEEKS ENDED 31 MARCH 2006

14 DEBTORS

Group	2006 £m	2005 Restated (Note 20) £m
Trade debtors	123.2	100.7
Loan to parent company	15.9	15.9
Amounts owed by group undertaking	1.7	4.5
Deferred tax	10.3	8.2
Other debtors	0.3	0.3
Prepayments and accrued income	8.0	19.7
	159.4	149.3

Amounts owed by group undertakings are unsecured, interest free and have no fixed date of repayment. Included within prepayments and accrued income of £7.9m (2005: £19.7m) is £0.2m (2005: £0.4m) that falls due after one year. Included within other debtors of £0.3m (2005: £0.3m) is £nil (2005: £0.1m) that falls due after one year.

Company	2006 £m	2005 £m
Amounts falling due within one year		
Loan to parent company	2.0	2.0
Amounts owed by group undertakings	97.2	77.0
Group relief	-	1.3
	99.2	80.3

Amounts owed by group undertakings are unsecured, interest free and have no fixed date of repayment.

14 DEBTORS (CONTINUED)

Deferred tax (asset) recognised and unrecognised in the financial statements at 30% (2005: 30%) are as follows:

	Amount Recognised		Amount Unrecognised	
	2006	2005	2006	2005
	£m	£m	£m	£m
Accelerated capital allowances	(1.3)	1.9	-	-
Other timing differences	(9.0)	(10.1)	-	-
	(10.3)	(8.2)	-	-

	£m
At 25 March 2005 as previously reported	(8.2)
Charge to profit and loss account – current year	4.5
Credit to profit and loss account – prior year	(6.6)
At 31 March 2006	(10.3)

Included within net pension deficit is a deferred tax (asset) as follows:

	£m
At 25 March 2005 as previously reported	-
Prior year adjustment (note 23)	(12.7)
At 26 March 2005 as restated	(12.7)
Charge to profit and loss account	4.0
Charge to statement of total recognised gains and losses	(0.8)
At 31 March 2006	(9.5)

15 SHORT TERM INVESTMENTS

Group	2006 £m	2005 £m
Short term deposits	1.9	3.4

Short term deposits include an insurance deposit of £1.9m (2005: £2.3m) which represents cash held on short term deposit as security for self insurance obligations and, in the prior year, £1.1m represents security for future consideration in relation to professional services. The latter was paid during the year.

16 CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

Group	2006	2005 Restated
	£m	£m
Trade creditors	49.4	47.9
Amounts owed to group undertakings	5.7	16.0
Group relief	9.2	16.7
Loan due to group companies	196.8	-
Obligations under finance leases	9.0	8.6
Taxation and social security	22.1	21.0
Corporation tax payable	9.1	14.2
Accruals and deferred income	25.7	16.9
Other creditors	3.5	2.5
	330.5	143.8

Amounts due to group undertakings are unsecured, interest free and have no fixed date of repayment.

The loan due to group companies bears interest at 4.5% or such other rate that both parties may agree, and is repayable on demand.

16 CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR (CONTINUED)

Company	2006 £m	2005 £m
Amounts due to group undertakings	5.5	7.0
Group relief	4.1	-
Loan due to group companies	196.8	-
	206.4	7.0

Amounts due to group undertakings are unsecured, interest free and have no fixed date of repayment.

The loan due to group companies bears interest at 4.5% or such other rate that both parties may agree, and is repayable on demand.

17 CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

Group	2006 £m	2005 £m
Obligations under finance leases	33.3	42.3
Convertible loan notes due to group companies	-	461.2
Loans due to group companies	110.9	110.9
	144.2	614.4

	2006 £m	2005 £m
Future minimum payments under loans due to group companies are as follows:		
1 year to 2 years	-	110.9
After 5 years	110.9	-
	110.9	110.9

17 CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR (CONTINUED)

	2006 £m	2005 £m
Future minimum payments under finance leases are as follows:		
Within one year	9.0	8.6
1 year to 2 years	9.5	9.0
2 years to 5 years	14.2	22.7
After five years	9.6	10.6
	42.3	50.9

Company	2006 £m	2005 £m
Convertible loan notes due to group companies	-	461.2

The convertible loan note held by Severn Trent Plc was repaid on 15 March 2006.

18 PROVISIONS FOR LIABILITIES AND CHARGES

Group	Land Reinstatement & Environmental £m	Onerous Contracts £m	Integration Provision £m	Insurance £m	Total £m
At 26 March 2005	67.9	3.2	0.2	4.1	75.4
Utilised	(10.6)	(1.6)	(0.2)	(2.8)	(15.2)
Charged to profit and loss account	9.2	0.1	-	2.1	11.4
Discount elimination	2.3	-	-	-	2.3
Transfers from fixed assets	(2.2)	-	-	-	(2.2)
At 31 March 2006	66.6	1.7	-	3.4	71.7

As part of its normal activities, the group undertakes to reinstate its landfill sites and to maintain the sites and control leachate and methane emissions from the sites. Provision is made for these anticipated costs. Reinstatement costs are incurred as each site is filled, and in the period immediately after its closure. Maintenance and leachate and methane control costs are incurred as each site is filled and for a number of years post closure.

18 PROVISIONS FOR LIABILITIES AND CHARGES (CONTINUED)

The onerous contract provision relates to specific contractual liabilities assumed with businesses acquired where estimated future costs are not expected to be recovered in revenues. The associated outflows are estimated to crystallise over the relevant contract periods of up to five years from the balance sheet date.

The integration provision relates to costs arising from the integration of the Hales Waste Control business acquired in June 2003.

Provisions for insurance claims are made as set out in note 1k. The associated outflows are estimated to arise over a period of up to five years from the balance sheet date.

19 CALLED UP SHARE CAPITAL

	2006 £m	2005 £m
Authorised		
838,818,000 (2005: 443,823,000) ordinary shares of £1 each	838.8	443.8
5,000 (2005: 395,000,000) preference shares of £1 each	-	395.0
	838.8	838.8
Allotted, called up and fully paid		
711,323,000 (2005: 443,823,000) ordinary shares of £1 each	711.3	443.8
Nil (2005: 5,000) preference shares of £1 each	-	-
	711.3	443.8

On 31 March 2006 the company issued 267,500,000 ordinary shares of £1 each at par to Severn Trent Plc. The proceeds were used to set off against the loan between Biffa Plc and Severn Trent Plc.

On 31 March 2006 5,000 preference shares of £1 each were redeemed. 394,995,000 authorised and unissued preference shares were reclassed into 394,995,000 ordinary shares of £1 each.

19 CALLED UP SHARE CAPITAL (CONTINUED)

The rights attaching to the preference shares are as follows:

a) The preference shares confer upon the holders thereof the right in priority to any payment by way of dividend of the company to receive a cumulative preferential dividend at the Specified Gilt Rate plus 1.09% per annum in respect of each year or part year ending on an anniversary of the date of the first issue of any preference shares, increased by the percentage increase in the Retail Prices Index from the date 30 days prior to the date of the first issue by the company of any preference shares to the date 30 days prior to the relevant anniversary of the first issue date, and proportionately for any part of a year from the date of issue of the relevant preference shares. "Specified Gilt Rate" is the prospective real redemption rate, based on a projected inflation rate of 3%, of 2.5% index linked 2016 UK gilts, based on an RPI base for indexing of 81.6, 30 days prior to the relevant anniversary of the first issue by the company of any preference shares.

b) The preference shares could have been redeemed by the company on 30 January 2016, at an amount equal to £1.42 increased by the percentage increase in the Retail Prices Index from the date 30 days prior to the date of the first issue by the company of any preference shares to the date 30 days prior to 30 January 2016 for each such preference share.

c) On a return of capital the holders of the preference shares shall be entitled, in priority to any payment to the holders of any other class of shares, to the repayment of a sum calculated in accordance with the following formula.

   $RPI \times £(1.42^{N/15})$

   Where N is equal to the number of years (including fractions of a year) which have elapsed between the date of issue of the relevant preference share and the date of the Return of Capital, and RPI is equal to the Retail Prices Index on the date of the Return of Capital divided by the Retail Prices Index on the date of issue of the relevant preference share.

d) Whenever the holders of the preference shares are entitled to vote on a resolution at a general meeting of the company, on a show of hands, every such holder who is present in person or (being a corporation) by a representative shall have one vote and, on a poll, every such holder who is present in person or by proxy shall have one vote in respect of each fully-paid preference share registered in the name of such holder.

Under FRS25 preference share capital would be classed as debt. No restatement of prior year figures has been made on the grounds of immateriality.

20 PROFIT AND LOSS ACCOUNT

	Group £m	Company £m
At 25 March 2005 as previously reported	(101.7)	0.4
Prior period adjustment	(26.2)	-
At 25 March 2005 as restated	(127.9)	0.4
Retained profit	20.8	13.2
Actuarial (loss)/gain on pension schemes	(2.8)	-
Movement on deferred tax relating to pension liability	0.8	-
At 31 March 2006	(109.1)	13.6

Group Prior period adjustment

The group policy for accounting for the costs of providing post employment benefits for its employees was changed during the period to reflect the adoption of FRS17 "Retirement Benefits". The comparative figures in the primary statements and notes have been restated to reflect the new policy.

The effects of the change in policy are summarised below:

Profit and loss account	2006 £m	2005 £m
Administrative expenses	1.6	2.1
Interest payable and similar charge	0.2	(0.3)
Taxation on profit/(loss) on ordinary activities	(2.6)	(0.5)
(Decrease) / increase in profit for the period	(0.8)	1.3

The above changes represent the recognition of current service costs and interest charges as calculated under FRS17 and derecognition of pension costs as calculated under SSAP24.

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

FOR THE 53 WEEKS ENDED 31 MARCH 2006

20 PROFIT AND LOSS ACCOUNT (CONTINUED)

Statement of total recognised gains and losses	2006 £m	2005 £m
Actuarial (loss)/gains on pension schemes	(2.8)	2.7
Movement on deferred tax relating to pension liability	0.8	(0.8)
Total other recognised gains and losses for the period	(2.0)	1.9

The above change represents the recognition of actuarial gains as calculated under FRS17.

Balance sheet	2006 £m	2005 £m
Prepayments	(10.2)	(0.6)
Accruals and deferred income	1.8	4.1
Pension deficit	(22.1)	(29.7)
Decrease in net assets	(30.5)	(26.2)

The above changes represent the recognition of pension deficit (net of deferred tax) calculated under FRS17 and derecognition of net pension provision calculated under SSAP24 and the associated deferred tax asset.

21 RECONCILIATION OF THE MOVEMENTS IN SHAREHOLDERS' FUNDS

Group	2006 £m	2005 Restated £m
Profit/(loss) for the financial period	33.8	(21.9)
Actuarial (loss)/gains on pension schemes	(2.8)	2.7
Movement on deferred tax relating to pension liability	0.8	(0.8)
Dividends	(13.0)	(6.5)
Net proceeds of issue of ordinary shares	267.5	-
Net addition to /(reduction in) shareholders funds	286.3	(26.5)
Opening shareholder's funds as previously reported	342.1	371.8
Prior period adjustment	(26.2)	(29.4)
Opening shareholders funds as restated	315.9	342.4
Closing shareholder's funds	602.2	315.9

Company	2006 £m	2005 £m
Profit for the financial period	26.2	6.4
Dividends	(13.0)	(6.5)
Net proceeds of issue of ordinary shares	267.5	-
Net addition to/(reduction in) shareholders' funds	280.7	(0.1)
Opening shareholders' funds	444.2	444.3
Closing shareholders' funds	724.9	444.2

22 COMMITMENTS AND CONTINGENT LIABILITIES

Group

At 31 March 2006 the group had annual commitments under non-cancellable operating leases which expire as follows:-

	2006		2005	
	Land & Buildings	Other	Land & buildings	Other
	£m	£m	£m	£m
Within one year	-	2.2	-	2.6
Between one and five years inclusive	1.3	8.1	1.4	4.0
After five years	2.2	1.1	2.1	1.1
	3.5	11.4	3.5	7.7

The group has entered into bonds and guarantees in the normal course of business. No liability is expected to arise in respect of either bonds or guarantees.

Company

The company had no annual commitments under non-cancellable operating leases as at 31 March 2006.

23 PENSION ARRANGEMENTS

The group participates in a number of pension schemes. The principal schemes are the Severn Trent Pension Scheme ("STPS"), the Biffa Works Pension Scheme and the UK Waste Pension Scheme ("UKWPS"). All defined benefit schemes are funded to cover future salary and pension increases.

a) The STPS is operated by Severn Trent Plc. The scheme is of the defined benefit type and the assets are held in separate trustee administered funds. The latest actuarial valuation of the scheme was carried out at 31 March 2005. Particulars of this valuation of the scheme are contained in the financial statements of Severn Trent Plc, but additional details are given below.

b) The Severn Trent Senior Staff Pension Scheme is operated by Severn Trent Plc. The scheme is of the defined benefit type and the assets are held in separate trustee administered funds. The latest actuarial valuation of the scheme was carried out at 31 March 2005. Particulars of this valuation of the scheme are contained in the financial statements of Severn Trent Plc.

c) The Biffa Works Pension Scheme is of the defined contribution type, and the assets are held in separate trustee administered funds.

d) The UKWPS is primarily a defined benefits scheme but does provide benefits on a defined contribution basis for certain younger members. These members automatically join the defined benefits section on attaining age 40. The assets of the scheme are held in a trustee administered fund separate from the finances of the company. The company's funding policy is to contribute annually the minimum amount that can be contributed to maintain the scheme on an actuarially sound basis.

In addition, the benefits were also provided by the group on an unfunded and unapproved basis to senior staff recruited since June 1989, whose benefits would otherwise be restricted by the Finance Act 1989 earnings cap. This unfunded obligation is valued each year using the most recent formal actuarial valuation of the Severn Trent Senior Staff Pension Scheme.

23 PENSION ARRANGEMENTS (CONTINUED)

STPS Scheme

The figures below relate to the STPS.

The last full valuation upon which the amounts recognised in these accounts in accordance with SSAP24 have been based was as at 31 March 2005. Independent actuaries, Watson Wyatt, carried out the valuation, which has been updated to 31 March 2006.

Following the valuation of the STPS scheme, the employers' contribution rates have increased to 23.04%, 19.20% and 11.52% of pensionable pay (previously 14.64%, 12.20% and 7.32%). STPS members contributions continue at the rate of 6%, 5% and 3% of pensionable pay.

UKWPS Scheme

The figures below relate to the Final Pay Section (defined benefit section) of the UKWPS. The scheme also has a Money Purchase Section (defined contribution section), with annual employer contributions of about £0.1m.

The last full valuation upon which the amounts recognised in these accounts in accordance with SSAP24 have been based was as at 6 April 2003. Independent actuaries, Hewitt Bacon & Woodrow, carried out the valuation, which has been updated to 31 March 2006.

Contributions to the Scheme have been paid by the employees at the rate of 5% of Pensionable Salary. The company has paid contributions to the scheme at the rate of 20% of Pensionable Salary up to 31 December 2003 and 15% of Pensionable pay plus £0.2m per month until 31 March 2006.

STSSPS Scheme

The last full valuation upon which the amounts recognised in these accounts in accordance with SSAP24 have been based was as at 31 March 2005. Independent actuaries, Watson Wyatt, carried out the valuation, which has been updated to 31 March 2006.

Contributions to the scheme have been paid by the employees at a rate of 6% of Pensionable Salary. The company has paid contributions to the scheme at a rate of 32.4% (2005: 55%).

The UKWPS and SSPS schemes are closed to new entrants and hence the service cost is expected to rise as the active members approach retirement.

23 PENSION ARRANGEMENTS (CONTINUED)

The weighted average of the major assumptions used by the actuary to calculate scheme liabilities under FRS 17 are:

	31 March 2006	31 March 2005	31 March 2004
Price inflation	2.70%	2.75%	2.75%
Salary increases	4.20%	4.25%	4.25%
Pension increases	2.70%	2.75%	2.75%
Discount rate	4.90%	5.50%	5.50%

The assets and liabilities in the schemes and the expected rates of return were:

At 31 March 2006	Long-term rate of return expected at 31 March 2006	STPS £m	UKWPS £m	Others £m	Total fair value at 31 March 2006 £m
Equities	8.00%	67.2	30.6	9.1	106.9
Gilts	4.17%	15.6	9.0	2.1	26.7
Corporate bonds	4.90%	4.8	-	0.7	5.5
Property	6.20%	5.9	3.8	0.8	10.5
Cash	3.70%	7.0	-	1.1	8.1
Total market value of assets		100.5	43.4	13.8	157.7
Present value of scheme liabilities		(115.8)	(56.7)	(16.8)	(189.3)
Net deficit in schemes before deferred tax		(15.3)	(13.3)	(3.0)	(31.6)
Deferred tax asset					9.5
Net deficit after deferred tax					(22.1)

23 PENSION ARRANGEMENTS (CONTINUED)

At 25 March 2005	Long-term rate of return expected at 25 March 2005	STPS £m	UKWPS £m	Others £m	Total fair value at 25 March 2005 £m
Equities	8.25%	50.2	22.8	6.6	79.6
Gilts	4.60%	10.2	5.1	1.7	17.0
Corporate bonds	5.50%	3.8	-	0.5	4.3
Property	6.46%	4.3	2.1	0.6	7.0
Cash	3.75%	2.0	0.9	0.3	3.2
Total market value of assets		70.5	30.9	9.7	111.1
Present value of scheme liabilities		(90.9)	(48.8)	(13.8)	(153.5)
Net deficit in schemes before deferred tax		(20.4)	(17.9)	(4.1)	(42.4)
Deferred tax asset					12.7
Net deficit after deferred tax					(29.7)

At 26 March 2004	Long-term rate of return expected at 26 March 2004	STPS £m	UKWPS £m	Others £m	Total fair value at 26 March 2005 £m
Equities	8.50%	42.9	20.3	5.7	68.9
Gilts	4.66%	6.6	2.9	1.0	10.5
Corporate bonds	5.50%	0.9	-	0.1	1.0
Property	6.58%	3.3	1.1	0.4	4.8
Cash	3.75%	2.8	1.3	0.3	4.4
Total market value of assets		56.5	25.6	7.5	89.6
Present value of scheme liabilities		(78.9)	(46.0)	(12.2)	(137.1)
Net deficit in schemes before deferred tax		(22.4)	(20.4)	(4.7)	(47.5)
Deferred tax asset					14.2
Net deficit after deferred tax					(33.3)

23 PENSION ARRANGEMENTS (CONTINUED)

The weighted average employer contributions rates to all group defined benefit schemes (expressed as a percentage of pensionable payroll) were 26.5% in the 53 weeks ended 31 March 2006.

The amounts recognised in the profit and loss account and statement of total recognised gains and losses in respect of the pension schemes in the 53 weeks to 31 March 2006 under FRS 17 are as follows:

Analysis of amounts charged to operating profit:

For the 53 weeks ended 31 March 2006	STPS £m	UKWPS £m	Others £m	Total £m
Current service cost	(7.2)	(1.3)	(0.8)	(9.3)
Total operating charge	(7.2)	(1.3)	(0.8)	(9.3)

For the 52 weeks ended 25 March 2005	STPS £m	UKWPS £m	Others £m	Total £m
Current service cost	(7.3)	(1.4)	(0.7)	(9.4)
Total operating charge	(7.3)	(1.4)	(0.7)	(9.4)

Analysis of amounts included as other finance income / (costs):

For the 53 weeks ended 31 March 2006	STPS £m	UKWPS £m	Others £m	Total £m
Expected return on scheme assets	5.6	2.4	0.7	8.7
Interest on scheme liabilities	(5.0)	(2.7)	(0.8)	(8.5)
Net return	0.6	(0.3)	(0.1)	0.2

For the 52 weeks ended 25 March 2005	STPS £m	UKWPS £m	Others £m	Total £m
Expected return on scheme assets	4.5	2.1	0.6	7.2
Interest on scheme liabilities	(4.3)	(2.6)	(0.6)	(7.5)
Net return	0.2	(0.5)	-	(0.3)

23 PENSION ARRANGEMENTS (CONTINUED)

History of experience gains and losses and analysis of amounts recognised in the statement of total recognised gains and losses:

For the 53 weeks ended 31 March 2006	STPS	UKWPS	Others	Total
Actual return less expected return on scheme assets				
Amount (£m)	9.1	5.5	0.3	14.9
Percentage of scheme assets	9.1%	12.7%	2.2%	9.3%
Experience gains and losses arising on the scheme liabilities				
Amount (£m)	0.1	-	-	0.1
Percentage of scheme liabilities	0.1%	0.0%	0.0%	0.1%
Changes in assumptions underlying the present value of scheme liabilities				
Amount (£m)	(12.2)	(4.3)	(1.3)	(17.8)
Percentage of scheme liabilities	10.5%	7.6%	7.7%	9.4%
Actuarial loss recognised in the statement of total recognised gains and losses				
Amount (£m)	(3.0)	1.2	1.0	(2.8)
Percentage of scheme liabilities	2.6%	2.1%	6.0%	14.8

For the 52 weeks ended 25 March 2005	STPS	UKWPS	Others	Total
Actual return less expected return on scheme assets				
Amount (£m)	1.6	1.1	(0.5)	2.2
Percentage of scheme assets	2.3%	3.6%	5.2%	2.0%
Experience gains and losses arising on the scheme liabilities				
Amount (£m)	0.5	0.2	(0.2)	0.5
Percentage of scheme liabilities	0.6%	0.4%	1.4%	0.3%
Changes in assumptions underlying the present value of scheme liabilities				
Amount (£m)	-	-	-	-
Actuarial loss recognised in the statement of total recognised gains and losses				
Amount (£m)	2.1	1.3	(0.7)	2.7
Percentage of scheme liabilities	2.3%	2.7%	5.1%	1.8%

23 PENSION ARRANGEMENTS (CONTINUED)

UK Waste Pension Scheme

	52 weeks ended 26 March 2004	52 weeks ended 28 March 2003
Actual return less expected return on scheme assets		
Amounts (£m)	(2.8)	7.9
Percentage of scheme assets	10.9%	40.1%
Experience gains and losses arising on the scheme liabilities		
Amounts (£m)	-	(0.5)
Percentage of scheme liabilities	-	1.2%
Changes in assumptions underlying the present value of scheme liabilities		
Amounts (£m)	1.9	3.5
Actuarial loss recognised in the statement of total recognised gains and losses		
Amounts (£m)	(0.9)	10.9
Percentage of scheme liabilities	2.0%	26.7%

For periods prior to 27 March 2004, the group's share of the assets and liabilities of the Severn Trent Scheme and other schemes was not identifiable.

The following table reconciles the movements in pension scheme surpluses/(deficits) during the period:

For the 53 weeks ended 31 March 2006	STPS £m	UKWPS £m	Others £m	Total £m
Deficit in the scheme at the beginning of the period	(20.4)	(17.9)	(4.1)	(42.4)
Contributions	14.9	5.0	2.9	22.8
Current service cost	(7.2)	(1.3)	(0.8)	(9.3)
Other financial costs	0.6	(0.3)	(0.1)	0.2
Actuarial gain/(loss)	(3.0)	1.2	(1.0)	(2.8)
Deficit in scheme at end of period	(15.1)	(13.3)	(3.1)	(31.5)

23 PENSION ARRANGEMENTS (CONTINUED)

For the 52 weeks ended 25 March 2005	STPS £m	UKWPS £m	Others £m	Total £m
Deficit in the scheme at the beginning of the period	(22.4)	(20.4)	(4.7)	(47.5)
Contributions	7.0	3.1	2.0	12.1
Current service cost	(7.3)	(1.4)	(0.7)	(9.4)
Other financial costs	0.2	(0.5)	-	(0.3)
Actuarial gain	2.1	1.3	(0.7)	2.7
Deficit in scheme at end of period	(20.4)	(17.9)	(4.1)	(42.4)

Defined Contribution Schemes

The group also operates defined contributions arrangements for certain of its employees.

The total cost charged to operating costs of £0.2 million (2005: £0.2 million) represents contributions payable to these schemes by the group at rates specified in the rules of the schemes. As at 31 March 2006, contributions of £0.0 million (2005: £0.0 million) were due in respect of the current reporting period has not been paid over to the scheme.

24 ULTIMATE PARENT UNDERTAKING

The immediate parent undertaking is Biffa Corporate Holdings Limited.

The ultimate parent undertaking and controlling party is Severn Trent Plc, registered in England and Wales, which is the parent undertaking of the smallest and largest groups to consolidate these financial statements. Copies of Severn Trent Plc consolidated financial statements, which are publicly available, can be obtained from the Company Secretary at 2297 Coventry Road, Birmingham, B26 3PU.

25 POST BALANCE SHEET EVENT

On 4 April 2006, the Board of Severn Trent Plc, the company's ultimate parent company, announced that it intends to demerge the Biffa Plc group. It is expected that the demerger should be completed by the end of October 2006.